June 2, 2017
Via EDGAR
Ms. Stephanie Sullivan
Senior Technical & Policy Advisor
US Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
Washington, DC 20549

RE:    BOK Financial Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-37811

Dear Ms. Sullivan:
This letter is submitted by BOK Financial Corporation (“the Company” or “BOK Financial”) in response to the comments received from the Securities and Exchange Commission staff in a letter dated April 28, 2017 regarding the Company’s filing referenced above. Disclosures that will be provided in future filings are underlined to facilitate your review. We appreciate the staff’s efforts to assist us in our compliance with applicable disclosure requirements and to enhance disclosures in our filings.
Form 10-K for the Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Fees and Commissions Revenue, page 31

1.
We note that fiduciary and asset management revenues have grown substantially over the past few years and make up 20% of other operating revenue, and 10% of your total revenue (net interest revenue after provision for loan losses and other operating revenue). We note that you attribute the growth in these revenues during 2016, in part, to increases in assets under management (AUM). However, we note per review of Table 12 on page 47, that you never separately report the levels of AUM, but rather provide details of assets under management or in custody. Given the significance of this revenue stream and growth expected in the future, please revise future filings to provide additional information regarding how revenues are earned from your assets under management and custody activities. For example, please consider disclosing the following:

•
Rollforward of AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/depreciation, and the effects of acquisitions/dispositions, to arrive at an ending AUM balance. Additionally, to the extent that fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforwards by the different material products.

•
Discuss in more detail how fees are earned on your AUM activities, versus custody activities. For example, disclose whether fees are based on a percentage of assets or a fixed fee rate, and provide an indication of the level or range of fees earned on your AUM activities versus custody activities.

The Company will revise future filings to provide additional details about how fiduciary and asset management revenue is earned and the relationship between various revenues and assets under management.

For example, we propose the following revisions in future filings to our disclosures in the Form 10-K for the Year Ended December 31, 2016.

Fiduciary and asset management revenue grew $9.3 million or 7% over 2015, primarily due to decreased fee waivers and growth in assets under management. We earn fees as administrator to and investment adviser for the Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940 (“the 1940 Act”). BOKF, NA is custodian and BOK Financial Securities, Inc. is distributor for the Cavanal Hill Funds. Products of the Cavanal Hill Funds are offered to customers, employee benefit plans, trusts and the general public in the ordinary course of business. We have voluntarily waived administration fees on the Cavanal Hill money market funds in order to maintain positive yields on these funds in the current low short-term interest rate environment. Waived fees totaled $6.8 million for 2016 compared to $12.5 million for 2015. The decrease in fee waivers was primarily related to increased interest rates as a result of the Federal Reserve’s federal funds rate increase in the fourth quarter of 2015. The remaining increase in fiduciary and asset management revenue was largely due to growth in assets under management from the acquisition of certain assets from Weaver and Tidwell Financial Advisors LTD dba Wealth Management, a registered investment advisor, in the first quarter of 2016.

Fiduciary and asset management revenue is earned through managing or holding of assets for customers and executing transactions or providing related services. Approximately 80% of fiduciary and asset management revenue is primarily based on the fair value of assets. Rates applied to asset values vary based on the nature of relationship. Fiduciary relationships and managed asset relationships generally have higher fee rates than non-fiduciary and / or non-managed relationships.

A distribution of assets under management or administration and related fiduciary and asset management revenue follows (dollars in thousands):

	December 31, 2016
	Balance	Revenue[1]	Margin[2]
Managed fiduciary assets:
Personal	$6,443,630	$72,935	1.13%
Institutional	11,646,153	18,668	0.16%
Total managed fiduciary assets	18,089,783	91,602	0.51%

Non-managed assets:
Fiduciary	23,691,780	40,599	0.17%
Non-fiduciary	26,883,350	1,599	0.01%
Total non-managed assets	51,325,251	42,282	0.08%

Brokerage assets under administration - not in custody	5,992,828	1,676	0.03%

Total assets under management or administration	$75,407,863	$135,477	0.18%
1Fiduciary and asset management revenue includes asset-based and other fees associated with the assets.
2Revenue divided by period-end balance.

A summary of changes in assets under management or administration for the year ended December 31, 2016 follows in Table XX (In thousands):

Beginning balance	$71,047,773
Net inflows (outflows)	945,067
Change in assets from acquisitions	300,353
Net change in fair value	3,114,670
Ending balance	$75,407,863

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 76
Trading Activities, page 77

2.
We note in your disclosure that you perform stress tests to measure market risk due to changes in interest rates inherent in the MSR portfolio and hedges, the mortgage production pipeline, and the trading portfolio. We note from Tables 36-38 that these stress tests result in outputs showing the average, low, high and period end effects of these stress shocks based on 50 bps changes in rates. Please respond to the following:

•
Tell us in more detail how the average, low, high and period end outputs are calculated from your stress tests. For example, your disclosure indicates that the stress tests shock applicable interest rates up and down 50 basis points and calculates an estimated change in fair value, net of economic hedging activity that may result. Thus, it is unclear how the performance of the stress tests in this fashion results in several different outputs.

The market risk function measures changes in fair values due to a +/- 50bp change in interest rates each business day. In Tables 36-38,

–	the “High” measure represents the maximum exposure on any given day during the annual or quarterly reporting period;

–	the “Low” measure represents the minimum exposure on any given day during the reporting period;

–	the “Average” measure represents the simple average of all days during the reporting period; and

–	the “Period End” measure represents the measured exposure on the last day of the reporting period.
We believe that each of these measurements are relevant to understand the extent of market risk exposure for each of these activities throughout the reporting period.

•
We note that in both your December 31, 2015 Form 10-K and your Form 10-Q for the Quarter Ended September 30, 2016 that you used a Value at Risk (VaR) methodology to measure market risk due to changes in interest rates inherent in trading activities. Please tell us why you changed from this methodology in your December 31, 2016 Form 10-K, pursuant to the requirements in Item 305(a)(4) of Regulation S-K.

We made the change from a VaR method to a +/- 50bp interest rate shock method in order to enable both management and investors to better compare the trading portfolio exposure to those of the MSR and the mortgage pipeline. We had been using both methods for some time, beginning in mid-2015 and adopted the interest rate shock method as the company-standard at the end of 2016.
We believe that the interest rate shock method is a better representation of management’s risk appetite. The 50 bp shock measures management’s tolerance for risk irrespective of interest rate volatilty. In contrast, the VaR measure would increase or decrease with interest rate volatility. For example, management’s $8 million 50 basis point shock limit for fixed income trading remains $8 million whether 50 basis point moves occur once or fifty times in a year.

The VaR measure would increase for a given position if interest rates became more volatile or decrease if interest rates became less volatile.

•
In regards to your MSR asset and hedge sensitivity analysis in Table 36, we note your disclosure that the Board has approved a $20 million market risk limit for MSRs, net of economic hedges. However, we note that the “low” estimate of a 50 bps change in interest rates results in a $24.8 million impact. Similarly, we note that you are right at the maximum Board-set market risk limit for both your mortgage pipeline sensitivity analysis, as well as your trading sensitivity analysis. Please tell us, and revise future filings to disclose, the ramifications of falling outside of the Board market risk limit and describe any actions taken to become within the market risk limit.

In the above-mentioned change to 50bp up and down sensitivity analysis, Board established the limits for each exposure as shown below. For each exposure, we show the largest potential net exposure figure for the year ended December 31, 2016. :

	Limit	Largest potential net exposure
MSR asset	$20 million	$24.8 million
Mortgage pipeline	$7 million	$6.8 million
Trading portfolio	$8 million	$6.1 million

These limits reflect the company’s risk appetite. Reaching the limits is within the company’s appetite and not an internal cause for concern. On occasion, under prescribed approval and escalation protocols, the company may exceed our risk appetite. With our mortgage servicing assets, this occurred for 40 business days during 2016. Mostly these occurred in March and late summer. In all cases, business line management provided the board and executive management a plan for addressing the overage and bringing exposure within tolerance. Minutes of executive and board committees show that each was comfortable taking these positions for a protracted period of time.
The company’s trading portfolio and mortgage pipeline exposures remained within our limits each day during 2016.
We will add the following disclosure in future filings to explain our policies for addressing occurrences when the market risk stress testing exceeds established limits:
Further, the Board approved market risk limits for the trading portfolio, mortgage pipeline and mortgage servicing assets inclusive of economic hedge benefits. Exposure is measured daily and compliance is reviewed monthly. Deviations from the Board approved limits, which occur periodically throughout the reporting period, require management to develop and execute plans to reduce exposure. These plans are subject to escalation to and approval by the Board.

•
Tell us whether you considered disaggregating the sensitivity analysis disclosures shown for the MSR asset and hedge sensitivity, the mortgage pipeline sensitivity and the trading sensitivity to show separately the effect of interest rate shocks on the assets, separately from the offsetting effects due to your economic hedging.

We have considered and will provide disaggregated disclosure for the MSR asset and related economic hedges as of the end of each current reporting position. We agree that this is meaningful information based on the relatively long-term nature of the MSR asset and inherent limitations to the effectiveness of hedging instruments. Additionally, internal reporting shows the impact of hedging separately from the asset performance for the MSR asset. We disaggregate management reporting to show the effectiveness of the hedge activity. We propose making this disclosure in a manner similar to the following in future filings:

	December 31,
	2016
	Up 50 bp	Down 50 bp
MSR Asset	$24,709	$(28,773)
MSR Hedge	(26,459)	26,049
Net Exposure	$(1,750)	$(2,724)

We have considered and do not believe that disaggregated disclosures for the mortgage pipeline and trading portfolio provides meaningful information. These activities are managed as portfolios. Each are short-term and largely turn over in less than 60 days. We believe aggregated projection net of hedges is more easily understood and therefore more useful information for investors.

Please call me at 918-588-6319 or John Morrow at 918-588-8673 if we can be of further assistance.

Sincerely,

BOK Financial Corporation

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President and
Chief Financial Officer

cc: John Morrow, BOK Financial Corporation
Tamara Wagman, Dorwart Lawyers
Ernst & Young LLP